UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

     [X] QUARTERLY REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the calendar year ended December 31, 2006.

 OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______________ to _______________.

Commission file Number 0-12515.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Biomet, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

BIOMET, INC.
56 East Bell Drive
Warsaw, Indiana  46582

REQUIRED INFORMATION

Item 4. The Biomet Inc. 401(k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by items 1-3 of Form 11-K.

Financial Statements and Supplemental Schedules

(a) Financial Statements:

   Report of Independent Registered Public Accounting Firm

   Statements of Net Assets Available for Benefits at December 31, 2006 and 2005

   Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006

   Notes to Financial Statements

   Schedule of Delinquent Participant Contributions

   Schedule of Assets (Held at End of Year)

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b) Exhibits.

    23.1 Consent of Ernst & Young LLP

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BIOMET, INC. 401(k) Profit Sharing Plan
                                       ---------------------------------------


DATE:   6/29/07		               BY:   /s/  Daniel Florin
       -----------                     -----------------------
                                       Daniel Florin
                                       (Member, Biomet, Inc. Benefits Committee)

Biomet, Inc. 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedules

At December 31, 2006 and 2005, and for the Year Ended December 31, 2006


Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules

Schedule of Delinquent Participant Contributions
Schedule of Assets (Held At End of Year)


Report of Independent Registered Public Accounting Firm

The Plan Administrator
Biomet, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Biomet, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of the assets (held at end of year) as of December 31, 2006, and delinquent participant contributions for the year ended December 31, 2006 are presented for purposes of additional analysis and is not a required part of the 2006 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2006 financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

Indianapolis, Indiana
June 29, 2007




Biomet, Inc. 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

                                                       2006             2005
                                                       ----             ----
Assets
  Investments                                     $218,006,924     $198,244,862
  Participant Loans                                  6,222,959        5,968,466

  Contributions receivable:
    Employer                                           518,088          475,633
    Participant                                        465,516          500,018
  Cash (overdraft)                                     (43,806)         (18,609)
  Due from brokers                                     114,721           16,961
  Interest receivable                                   46,572           37,546
                                                   -----------      -----------
Total assets                                       225,330,974      205,224,877

Liabilities
  Accrued administrative expenses                       76,734           60,106
  Due to brokers                                       384,956          614,227
                                                   -----------      -----------
Total liabilities                                      461,690          674,333
                                                   -----------      -----------
Net assets available for benefits at fair value   $224,869,284     $204,550,544
                                                   -----------      -----------
Adjustment from fair value to contract value
for interest in collective trust relating to
fully benefit-responsive investment contracts            21,516           43,086
                                                    -----------      -----------
Net assets available for benefits		   $224,890,800     $204,593,630
                                                   ============      ===========

See accompanying notes.


Biomet, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions:
  Contributions:
    Employer                                              $  6,619,775
    Participant                                             13,979,027
    Transfer-in                                              3,754,533
  Net appreciation in fair value of investments             22,569,749
  Investment income                                          2,777,903
                                                           -----------
Total additions                                             49,700,987

Deductions:
  Benefits paid to participants                             29,204,191
  Administrative expense                                       199,626
                                                           -----------
Total deductions                                            29,403,817
                                                           -----------
Net Increase                                                20,297,170
Net assets available for benefits, beginning of year       204,593,630
                                                           -----------
Net assets available for benefits, end of year            $224,890,800
                                                           ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Biomet, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2006

1. Description of the Plan

The following brief description of Biomet, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which became effective on June 1, 1985. The Plan covers substantially all full-time employees of Biomet, Inc. and certain United States subsidiaries (individually and collectively, the Employer or Company or Plan Sponsor) who have reached age 18 and completed the earlier of 1,000 hours of service or 90 days of continuous employment. The Plan is subject to the provisions of The Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 60% of their compensation, as defined. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Employer matching contribution is 75% of the participant's contribution up to 5% of the participant's compensation. The Employer may also make an additional contribution at the discretion of the Board of Directors. Such contributions, if any, are allocated to participants based on compensation. All Employer contributions are invested in Biomet, Inc. common shares. Participants are vested in Employer contributions 20% after two years and an additional 20% per year thereafter to 100% at the end of six years. Participant contributions are fully vested at all times.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Employer contributions and Plan earnings. Plan earnings are allocated to participants based on the participant's account balance per fund compared to the total participant accounts per fund.

Withdrawals

Withdrawals are not permitted before age 59 1/2 except in the event of death, disability, termination of employment, loan, or reasons of proven financial hardship.

Distributions

Vested benefits are distributed in cash or common shares of the Company in accordance with the Plan's provisions.

Forfeitures

Nonvested portions of Employer contributions are held pending a break in service, at which time such amounts are used to reduce future Employer contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,138,509 and $527,646, respectively. During the year ended December 31, 2006, $0 was used to reduce Employer contributions.

Participant Loans

A participant may borrow from the Plan an amount up to the lesser of one-half the participant's vested account balance or $50,000 reduced by the excess of the highest outstanding balance of loans from the Plan during the one year period ending on the date the loan is made. The Benefits Committee approves all loan applications and determines the interest rate to be charged to the participant.

Transfers-In

Effective January 1, 2006, the assets of the Interpore International, Inc. (a wholly owned subsidiary of Biomet, Inc.) Retirement Savings Plan (the Retirement Plan) merged into the Plan. The amount transferred into the Plan was $3,754,533.

Termination of Plan

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued
FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health
and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances
in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

The plan invests in investment contracts through a collective trust. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reportedat fair value in the Plan's Statement of Net Assets Available for Benefits with acorresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.


Investment Valuation and Income Recognition

Investments in securities (commercial notes and common stocks) traded on a national securities exchange, including Biomet, Inc. shares, are valued at fair value determined by the quoted market prices on the last business day of the Plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. The Plan's interest in the collective trust is valued based on information reported by the Trustee regarding the fair value of the underlying assets. Investments in mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the Plan year.

Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method or average cost method, depending on the type of investment.

Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in Biomet, Inc. common shares, other common stock, mutual funds, and other investments, which are exposed to various risks, such as market and credit. Due to level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 presentation. The reclassifications have no impact on net results previously reported.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

                                                    2006             2005
                                                    ----             ----
Biomet, Inc. common shares*                    $124,150,106      $114,069,510

*Includes nonparticipant-directed amounts of $82,680,306 and $76,458,680 at December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market prices:

Biomet, Inc. common shares                                       $14,313,414
Other common stock                                                   729,451
Common trust fund                                                    199,229
Mutual funds                                                       7,327,655
                                                                   ---------
                                                                 $22,569,749
                                                                   =========

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

                                                          December 31,
                                                    2006             2005
                                                    ----             ----
Biomet, Inc. common shares                       $82,680,306      $76,458,680
Money market fund                                    406,400           66,852
Employer contribution receivable                     518,088          475,633
                                                  ----------       ----------
Net assets                                       $83,604,794      $77,001,165
                                                  ==========       ==========

                                                                   Year Ended
                                                                  December 31,
                                                                      2006
                                                                  ------------
Changes in net assets
Net appreciation in fair value                                     $9,461,218
Employer contributions                                              6,619,775
Investment income                                                     634,232
Benefit payments                                                   (9,916,814)
other                                                                (194,782)
                                                                    ---------
                                                                   $6,603,629
                                                                    =========

5. Party-in-Interest Transactions

During the year ended December 31, 2006, the Plan acquired 350,019 Biomet, Inc. common shares at a cost of $12,256,994.

During the year ended December 31, 2006, the Plan sold 276,077 Biomet, Inc. common shares for $10,153,161. A gain of $4,633,079 was realized.

During the year ended December 31, 2006, 184,849 Biomet, Inc. common shares with a cost of $3,317,196 were distributed to participants. The fair value of the shares distributed aggregated $6,336,650.

The above transactions are statutorily exempt from the prohibitions against party-in-interest transactions under ERISA.

The Company provides certain accounting, record-keeping, and administrative services to the Plan for which it receives no compensation. The Company also paid certain other administrative expenses of the Plan during the year ended December 31, 2006.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 19, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the plan's operations into compliance with the code

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                       2006             2005
                                                       ----             ----
Net assets available for benefits
  per the financial statements                    $224,890,800     $204,593,630
Amounts allocated to participants withdrawing       (1,687,095)      (7,787,703)
Adjustment from contract value to fair value
for interest in collective trust relating to
fully benefit responsive investment contracts          (21,516)               -
                                                   -----------      -----------
Net assets available for benefits per Form 5500   $223,182,189     $196,805,927
                                                   ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements          $29,204,191
Add amounts allocated to withdrawing participants at end of year      1,687,095
Less amounts allocated to withdrawing participants at
  Beginning of year                                                  (7,787,703)
                                                                     ----------
Benefits paid to participants per Form 5500                         $23,103,583
                                                                     ==========

The following is a reconciliation of net appreciation from the financial statements to the Form 5500:

                                                                     Year Ended
                                                                    December 31,
                                                                        2006
                                                                    ------------
Net appreciation in fair value of investments                       $22,569,749
Adjustments from contract value to fair value                           (21,516)
                                                                    ------------
Net appreciation per the Form 5500                                  $22,548,233


In accordance with accounting principles generally accepted in the United States, the financial statements herein do not include accruals for lump-sum distributions due participants which have been approved and processed as of year-end; however, the Department of Labor (DOL) requires these amounts to be reported as a liability on the Form 5500.

8. Subsequent Event

Effective April 1, 2007, the Biomet Inc. Employee Stock Bonus Plan was merged into the Biomet, Inc. 401(k) Profit Sharing Plan and the name was changed to the Biomet 401(k) Savings and Retirement Plan. In conjunction with the merger, the plan trustee was changed from 1st Source to the Charles Schwab Trust Company.In addition, the recordkeeping function, which was historically done in-house, has been assigned to Schwab Retirement Plan Services, Inc.

On June 13, 2007 a tender offer for all of the Company's issued and outstanding common shares at a price of $46 per common share was initiated by a consortium of private equity funds sponsored by the Blackstone Group L.P., Goldman Sachs and Company, Kohlberg Kravis Roberts and Co. L.P. and TPG Capital, L.P.. The initial expiration date for the tender offer is July 11, 2007.

Biomet, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4a - Delinquent Participant Contributions
EIN #35-1382845      Plan Number 002
Year Ended December 31, 2006

Participant Contributions Transferred          Total that Constitute Nonexempt
          Late to the Plan                         Prohibited Transactions
             $ 489,917                                     $ 489,917






Biomet, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN #35-1382845      Plan Number 002
December 31, 2006

                         Description of Investment,
Identy of issue,          Including Maturity Date,
Borrower, Lessor, or     Rate of Interest, Par, or                     Current
Similar Party                  Maturity Value             Cost          Value
--------------------     --------------------------       ----         -------
Common stocks
*Biomet, Inc.                       3,008,241 shares  $56,444,720   $124,150,106

Mutual funds
Blackrock Funds:
 Balanced Capital                     283,626 units     6,800,018      7,774,189
 Fundamental Growth                   325,481 units     4,909,948      6,480,325
 Global Allocation                    309,327 units     4,546,522      5,632,846
 Value Opportunities                  368,195 units     8,469,776      9,028,134
 Blackrock Aurora                     165,613 units     5,354,897      4,531,168
 US Government Mtg.                     8,863 units        93,011         95,187

*1st Source Monogram Funds:
 Diversity Equity                     402,805 units     3,279,070      3,210,357
 Income Equity                        529,646 units     6,534,986      7,642,794
 Income                               266,455 units     2,633,577      2,581,946

Other Mutual Funds
 Calvert Income                        94,619 units     1,597,945      1,586,762
 Davis NY Venture A                    71,463 units     2,151,769      2,752,621
 Delaware Group Trend                  93,459 units     1,839,307      1,888,800
 John Hancock Government Income       179,953 units     1,668,211      1,614,178
 MFS Capital Opportunities             38,296 units       451,381        601,244
 MFS Massachusetts Investors           96,047 units     1,086,165      1,353,302
 Morgan Stanley International Equity  257,014 units     4,975,276      5,243,089
 Oppenheimer Global Growth & Income   100,384 units     3,281,738      3,606,811
 Alliance RCM Technology               26,090 units     1,053,165      1,063,428
 Vanguard 500 Index                    23,225 units     2,551,852      3,032,891

Common Trust Fund
*1st Source Bank Guaranteed Income    188,658 units     5,013,702      4,992,186

Money Market Fund
Goldman Sachs Financial Square      6,609,938 shares    6,609,938      6,609,938

U.S. Government Securities
 U.S. Treasury Strips                   3.5% to 6.5%       27,565         44,154
                                      due 2/15/2010
Corporate preferred stock
Flaherty Preferred                      2,731 shares       61,023         58,471

Other
Life Insurance Policies:
  State Farm Life Insurance Company  Cash Surrender Value   9,874          9,874

Self-directed brokerage funds            Various       11,939,624     12,422,123

Participant loans               Interest Rate Range from               6,222,959
                                    5.00% tp 9.50%
                                                                     -----------
Total                                                               $224,229,883
                                                                     ===========

*Indicates party-in-interest to the Plan.